TENNYSON
NETWORKS LIMITED

25 February 2002

By Facsimile
0015 1 202 942 9624
13 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 22 February 2002 re Appendix 3Y x 2 and Appendix 3B;
2. Announcement to ASX dated 25 February 2002.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely,

R.A. PULLIA
Company Secretary

Enclosure

dlw 2/25

Tel: 61 3 8558 0424
Fax: 61 3 8558 0484
email: tny@tennyson.com.au
14 Business Park Drive, Notting Hill,
Victoria 3168 Australia

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: TENNYSON NETWORKS LIMITED
ABN: 98 009 805 298

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ross William Leighton
Date of last notice	15 February 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 February 2002
No. of securities held prior to change	6,879,721
Class	Ordinary shares
Number acquired	11,298,637
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$400,000
No. of securities held after change	18,178,358
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on conversion of notes.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Loan Facility Arrangement and Secured Convertible Note Deed
Nature of interest	Convertible notes with a face value of $10,000 each. The notes can be converted into ordinary shares in the company at 85% of the average of the last sale price of the company's shares on the ASX calculated over the previous 20 trading days, up until 25 June 2002.
Name of registered holder (if issued securities)	Ross William Leighton
Date of change	22 February 2002.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	40 Secured Convertible Notes with a face value of $10,000 each.
Interest acquired	
Interest disposed	40 Secured Convertible Notes with a face value of $10,000 each converted into ordinary shares.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$400,000
Interest after change	Nil.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: TENNYSON NETWORKS LIMITED	
ABN: 98 009 805 298	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald Warren Woss
Date of last notice	15 February 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Deemed to have a relevant interest in the holding of Nelson J. Woss by reason of a power of attorney
Date of change	21 February 2002 for disposal 22 February 2002 for acquisition
No. of securities held prior to change	15,520,790
Class	Ordinary shares
Number acquired	7,626,580
Number disposed	326,200
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$270,000 paid on acquisition $25,920 received on disposal
No. of securities held after change	22,821,170 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	326,200 shares disposed in an on-market trade; 7,626,580 shares acquired on conversion of notes.

Part 2 – Change of director's interests in contracts

Detail of contract	Loan Facility Arrangement and Secured Convertible Note Deed
Nature of interest	Convertible notes with a face value of $10,000 each. The notes can be converted into ordinary shares in the company at 85% of the average of the last sale price of the company's shares on the ASX calculated over the previous 20 trading days, up until 25 June 2002.
Name of registered holder (if issued securities)	Nelson J. Woss
Date of change	22 February 2002.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	27 Secured Convertible Notes with a face value of $10,000 each.
Interest acquired	
Interest disposed	27 Secured Convertible Notes with a face value of $10,000 each were converted into ordinary shares.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$270,000
Interest after change	Nil.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Tennyson Networks Ltd

ACN, ARBN or ARSN

ACN 009 805 298

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**20,025,217**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if party paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Same terms as existing ordinary shares**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**1,100,000 shares at $0.037458 per share.** **18,925,217 shares at $0.0354025 per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of options and conversion of notes to provide working capital.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**22 February 2002**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
115,733,625	**Ordinary Shares**

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
4,700,000	**Options exercisable at $0.11 on or before 31 December 2003.**
5,000	**Options exercisable at $1.05 on or before 30 June 2004**
100,000	**Options exercisable at $1.00 on or before 30 June 2004**
110,000	**Options exercisable at $0.70 on or before 1 November 2004**
1,460,000	**Options exercisable at $0.04 on or before 27 November 2005.**

+See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Dividends are paid at the discretion of the Board of Directors**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons	

entitled	
27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28 Date rights trading will begin (if applicable)	
29 Date rights trading will end (if applicable)	
30 How do +security holders sell their entitlements *in full* through a broker?	
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
31 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (If issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Period payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ...[signature]... Date: ...22-2-02...
(Company Secretary)

Print name: **Rick A. Pullia**

== == == == ==

TENNYSON
NETWORKS LIMITED

TENNYSON DEBT FREE - APPOINTS NATIONAL DIRECTOR OF SALES

Melbourne, February 25, 2002 – Tennyson Networks (ASX: TNY) today announced that it is debt free. The company advises that the remaining $0.7 million in outstanding Secured Convertible Notes were converted last week into the company's shares.

Tennyson CEO, Mr. Leigh Coleman, said the conversion by note holders had strengthened Tennyson's balance sheet and was a strong vote of confidence in the company's future prospects.

Tennyson also announces the appointment of Mr. Gary Newman to the position of National Director of Sales.

Mr. Newman was formerly Director – Sales and Distribution, Australia and New Zealand, of Motorola Australia's Personal Communications Division. Prior to Motorola, he held senior sales and management roles with Sony Australia and Sharp Corporation.

Mr. Coleman said the appointment of Mr. Newman would add drive and focus to Tennyson's sales and marketing efforts.

"We are very pleased to have secured a sales executive of Gary's calibre," Mr. Coleman said. "He has extensive experience in successfully dealing with key customers and partners, managing channel relationships and increasing sales through effective management of sales and marketing teams ".

Mr. Newman will be based at Tennyson's head office in Melbourne.

About Tennyson Networks Limited
Tennyson Networks Limited (ASX: TNY), through its wholly owned subsidiary Tennyson Technologies Pty Ltd, is a leader in the design, development, marketing and support of advanced communications products for information-centric businesses. Tennyson is a global pioneer of data/voice convergence technology and provides a complete business communications solution encompassing a Computer Telephony Integration (CTI) platform, Integrated Voice Response (IVR), unified communications and messaging, fax and remote access. Tennyson's award-winning Smart Office eXchange (SOX) platform

has received international recognition at the prestigious Cebit event in Europe and CT Expo in the US, where it was judged "Best of Show". Tennyson continues to build on the SOX platform with new applications, including the Virtual Phone, an intuitive GUI PC-based telephony PBX system with advanced functionality and PowerSOX, a custom contact centre solution with extensive Automatic Call Distributor (ACD) and outbound dialing features. A number of third party applications have also been integrated into the SOX platform. The SOX Virtual Phone is the first desktop telephone system for small-to-medium business to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server. Tennyson is based in Australia, with offices in Melbourne and Sydney, as well as international distributors in the United Kingdom, New Zealand, Korea, South Africa and Israel. SOX products have been sold in 22 countries.

Tennyson Contact:
Leigh Coleman CEO
Tel: (03) 8558 0407
Email: lcoleman@tennyson.com.au

Media Contact:
Jeff Bird
Tel: (02) 9954 0555
Email: Jeff@birdhillpr.com